NEW YORK LIFE INVESTMENTS VP FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

December 17, 2024

Ms. Eileen M. Smiley
Division of Investment Management, Disclosure Review Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Response to Comments on the Registration Statement (the “Registration Statement”) for New York Life Investments VP Funds Trust (SEC File Nos. 002-86082 and 811-03833-01) (the “Registrant”) relating to NYLI VP MFS® Investors Trust Portfolio, NYLI VP MFS® Research Portfolio and NYLI VP Newton Technology Growth Portfolio (each a “Portfolio and collectively the “Portfolios”)

Dear Ms. Smiley:

This letter responds to comments provided by you telephonically on November 15, 2024 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on October 4, 2024. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Comments related to all Portfolios

Comment 1: Please bold the second and third sentences in the section entitled “Fees and Expenses of the Portfolio.”

Response: We have made the requested edit.

Comment 2: Please provide completed fee tables 5 calendar days prior to effectiveness.

Response: We agree to provide these as requested.

Comment 3: Confirm supplementally that the initial term of each expense waiver is at least one year.

Response: We confirm that the initial term of each expense waiver is at least one year. Please note that we have removed the footnotes related to the expense waivers as we believe that initially each share class will operate below the waiver. We have included language regarding the expense waivers in the statutory prospectus.

Comment 4: Delete the following sentence from the section entitled Portfolio Turnover:

A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account.

Response: We have revised our disclosure to read as follows:

A higher portfolio turnover rate may indicate higher transaction costs.

Comment 5: Please confirm that the disclosure in the section entitled Past Performance will include the following language once each Portfolio has reportable performance figures:

The results in the bar chart and table do not include the effect of contract charges. If these charges have been included the performance would have been lower.

Response: Once each Portfolio has reportable performance figures, the disclosure in this section will include the following:

Separate variable annuity and variable universal life insurance account and policy fees and charges are not reflected in the bar chart and table. If they were, returns would be less than those shown.

Comment 6: Supplementally provide the broad-based securities market index to be used for comparison purposes for each Portfolio.

Response: Below are the broad-based securities market indices for the Portfolios:

Portfolio Indices

NYLI VP MFS® Investors Trust Portfolio
Russell 3000® Index

NYLI VP MFS® Research Portfolio
Russell 3000® Index

NYLI VP Newton Technology Growth Portfolio
Russell 3000® Index

Comment 7: Please confirm whether approval of the use of manager-of-managers order will be accomplished by a proxy to shareholders or by sole shareholder consent.

Response: At launch, the Portfolios may not rely on the manager-of-managers order. If one or more of the Portfolios wish to approve the use of the manager-of-managers order at a future date, such approval will be accomplished via a proxy to shareholders.

Comment 8: Please confirm that the Acquired Fund will look through its holdings of investment companies for purposes of concentration testing.

Response: Disclosure describing this can be found in the second paragraph of the section in the Statement of Additional Information entitled “Investment Practices, Instruments and Risk Common to the Portfolios and Underlying Portfolios/Funds – Investment Companies.”

Comments related to NYLI VP MFS® Investors Trust Portfolio

Comment 1: Given that the principal investment strategy states that Massachusetts Financial Services Company, the Portfolio's subadvisor, (“MFS” or “Subadvisor”) normally invests the Portfolio’s assets primarily in equity securities (which means at least 65%), please confirm that all investments that are part of the principal investment strategy are properly disclosed.

Response: We confirm that the principal investment strategy disclosure describes all types of investments that the Portfolio will use as part of its principal investment strategy.

Comment 2: In the section entitled Principal Investment Strategies, please explain how you define “above average growth potential” and how you determine if a security is undervalued.

Response: We have added language describing how the subadvisor defines these terms.

Comment 3: In the section entitled Principal Investment Strategies, please explain what you mean by the Portfolio “may invest a significant percentage of the Portfolio’s assets in issuers in a single industry or sector” given that the Portfolio may not concentrate its investments in a particular industry or group of industries, except as permitted under the 1940 Act. Alternatively, include disclosure indicating that the Portfolio will not concentrate.

Response: We have added disclosure confirming that the Portfolio will not concentrate in any one industry or group of industries.

Comment 4: In the section entitled Principal Investment Strategies, please include the below statement which is included in the section entitled Principal Risks – Foreign Securities Risk. Additionally, include an explanation of the criteria used for when a Portfolio may override such a designation in the section entitled More About Investment Strategies and Risks.

Although a Portfolio will generally rely on an issuer’s “country of risk” (or similar designation) as determined by Bloomberg (or another similar third party) when categorizing securities as either U.S. or foreign-based, it is not required to do so.

Response: We have added disclosure in response to this comment.

Comment 5: In the section entitled Principal Risks, include risk factor language regarding investing a significant percentage of assets in a particular sector.

Response: We have added the appropriate risk factor language regarding sector risk.

Comment 6: Consider whether the risk factor entitled Focused Portfolio Risk is appropriate for this strategy.

Response: Upon further consideration, we have removed this risk factor.

Comment 6: Supplementally explain the differences between this Portfolio and NYLI VP MFS® Research Portfolio.

Response: The primary difference between the two Portfolios is the investment management team and process for selecting portfolio investments. The NYLI VP MFS® Research Portfolio is managed by MFS' fundamental research analysts, who are divided into eight sector teams. Investment decisions are made at the sector team levels with designated sector team leaders taking active roles in directing discussions and the investment process. Oversight of this process is provided by portfolio manager Joseph MacDougall who assists in the management and communication of risks, provides investment oversight and plays a key role in the Portfolio's risk review process. The NYLI VP MFS® Investors Trust Portfolio is managed by portfolio managers Jude Jason and Alison O'Neill Mackey who participate in the research process and strategy discussions and maintain overall responsibility for portfolio construction, final buy and sell decisions, and risk management. The NYLI VP MFS® Investors Trust Portfolio will generally have fewer holdings relative to the NYLI VP MFS Research Portfolio and unlike the NYLI VP MFS® Research Portfolio, the NYLI VP MFS® Investors Trust is not managed with the goal of sector neutrality relative to the S&P 500 Index.

Comments related to NYLI VP MFS® Research Portfolio

Comment 1: Please explain what is meant by Research and why such a term is appropriate to include in the Portfolio’s name.

Response: The Portfolio’s name is intended to reflect the process by which investments are selected (i.e., through collaboration amongst a team of research analysts) which the Subadvisor believe differentiates this strategy from other equity focused strategies.

Comment 2: Given that the principal investment strategy states that Massachusetts Financial Services Company, the Portfolio's subadvisor, normally invests the Portfolio’s assets primarily in equity securities (which means at least 65%), please confirm that all investments that are part of the principal investment strategy are properly disclosed.

Response: We confirm that the principal investment strategy disclosure describes all types of investments that the Fund will use as part of its principal investment strategy.

Comment 3: In the section entitled Principal Investment Strategies, please explain how you define “above average growth potential” and how you determine if a security is undervalued.

Response: We have added language describing how the subadvisor defines these terms.

Comment 4: In the section entitled Principal Investment Strategies, please include the below statement which is included in the section entitled Principal Risks – Foreign Securities Risk. Additionally, include an explanation of the criteria used for when a Portfolio may override such a designation in the section entitled More About Investment Strategies and Risks.

Although a Portfolio will generally rely on an issuer’s “country of risk” (or similar designation) as determined by Bloomberg (or another similar third party) when categorizing securities as either U.S. or foreign-based, it is not required to do so.

Response: We have added disclosure in response to this comment.

Comment 5: In the section entitled Principal Investment Strategies, please explain what you mean by the Portfolio “may invest a significant percentage of the Portfolio’s assets in issuers in a single industry or sector” given that the Portfolio may not concentrate its investments in a particular industry or group of industries, except as permitted under the 1940 Act. Alternatively, include disclosure indicating that the Portfolio will not concentrate.

Response: We have added disclosure confirming that the Portfolio will not concentrate in any one industry or group of industries.

Comment 6: Given sector neutrality, in the section entitled Principal Investment Strategies, explain how the subadvisor arrives on the custom industry and sector categories. Explain if the subadvisor deviates from the categories of the index? If appropriate, include a more detailed description in the section entitled More About Investment Strategies and Risks.

Response: We have updated our disclosure in response to this comment.

Comment 7: In the section entitled Principal Risks, include risk factor language regarding investing a significant percentage of assets in a particular sector.

Response: We have added the appropriate risk factor language regarding sector risk.

Comment 8: We note that the Portfolio lists only one portfolio manager, this seems inconsistent with disclosure in the section entitled Principal Investment Strategies regarding “sector leaders” selecting investments. Please clarify.

Response: Please see our response to Comment 6 for NYLI VP MFS® Investors Trust Portfolio describing the differences between the two MFS subadvised Portfolios.

Comments related to NYLI VP Newton Technology Growth Portfolio

Comment 1: In the section entitled Principal Investment Strategies, disclose how the Portfolio identifies producers or beneficiaries of technological innovation.

Response: We have updated our disclosure in response to this comment.

Comment 2: The following parenthetical seems inconsistent with how the Fund determines whether an issuer is foreign or domestic. Please delete or explain why it is not inconsistent.

(i.e., securities issued by companies organized under the laws of countries other than the United States)

Response: We have deleted this parenthetical.

Comment 3: In the section entitled Principal Investment Strategies, please describe how the Subadvisor defines strong earnings or revenue growth rates. Similarly, explain how the Subadvisor defines strong earnings momentum, positive earnings revisions, favorable growth, product or market cycles and/or favorable valuations.

Response: We have revised this disclosure to explain how the Subadvisor defines strong earnings growth and revenue growth rates. However, we believe that meanings of the remaining terms are clear and that adding further disclosure would not provide additional clarity.

Comment 4: Please confirm that all investments that are part of the principal investment strategy are properly disclosed and that the Fund will not invest in other type of securities, including derivatives, as part of its principal investment strategy.

Response: We confirm that the principal investment strategy disclosure describes all types of investments that the Fund will use as part of its principal investment strategy. We also confirm that the Fund does not intend to use derivatives as part of its principal investment strategy.

Comment 5: Since the Fund cannot concentrate, please revise the risk factor entitled Concentration Risk to address sector concentration risks.

Response: We have replaced Concentration Risk with a new risk factor entitled Sector Risk.

Sincerely,

/s/ Thomas C. Humbert, Jr.
Thomas C. Humbert, Jr.
Assistant Secretary